

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Via E-mail
Warren Sheppard
Chief Executive Officer and Director
Kibush Capital Corporation
5635 N. Scottsdale Rd., Suite 130
Scottsdale, AZ 85250

> **Re:** **Kibush Capital Corporation**
> **Form 10**
> **Filed February 13, 2015**
> **File No. 000-55256**

Dear Mr. Sheppard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you indicate at the top of the cover page that you are filing the form pursuant to Section 12(b) of the Exchange Act, but that you also list the common stock as registered pursuant to Section 12(g) of the Exchange Act. Please revise to clarify.

2. Please revise to include updated financial statements in accordance with Rule 8-08 of Regulation S-X in your next submission.

3. We note your disclosures throughout your filing that you are a development stage company. Please revise to present your financial statements taking into consideration the guidance in ASC 915, especially including inception to date financial information. Additionally, please advise your independent accountant to revise their audit report accordingly.

Item 1. Description of Business

Overview, page 4

4. Revise the first two paragraphs to disclose if there were any operations or activity between the date of incorporation and July 5, 2013.

5. Revise to state the ownership percentages represented by the common stock and Series A preferred stock listed in the third paragraph. In addition, revise to define the "Buyer."

6. Please describe the Korangi Agreement and the transfer referenced on this page.

7. Revise each of the three acquisitions to disclose their revenues, assets and liabilities as of the end of the most recently completed fiscal year and any subsequent interim period. Revise to provide similar disclosure for the Five Arrows acquisition discussed on page 7.

8. Revise the Instacash acquisition disclosure to indicate the terms of the promissory note, such as interest rate, interest payment dates and maturity and any other material terms.

9. We note your disclosure on page 4 that you completed the acquisition of Instacash Pty Ltd, a micro-lender, in October 2013. You further indicate on page 6 that you have hundreds of small clients that engage in one or more transactions with you. Given your disclosure in other parts of the filing indicating that you are in development stage and have generated no revenues to date, please tell us and revise to disclose the nature of the transactions entered into with your clients and how those are reflected in your financial statements.

(1) Micro-lending

Business Strategy, page 5

10. We note your statement that the loans have "low" annual interest charges. Please explain what you are comparing the charges to, and provide support for your statement.

11. Please revise to clarify that you conduct your micro-lending business in Australia. Please confirm that you are not making loans in any other markets.

12. Revise the summary on page 6 to more clearly set out the formula and calculations of how the company earns revenue. The staff was unable to replicate the calculations as currently drafted.

13. Please revise this section in its entirety to include detailed information regarding your loan portfolio. Please provide specific information regarding loan sizes, terms, and interest and annual percentage rates.

14. Please provide more disclosure about the underwriting process, including what documentation you require and any information you independently verify.

15. Revise to include specific information with respect to your default rates, the number of past due loans in your portfolio and the number of loans for which you have begun collection proceedings.

Competition, page 6

16. We note your disclosure that "management has always capitalized on" opportunities for growth. This statement appears to be subjective. Please either provide support for the disclosure or revise.

Government Regulations, page 7

17. We note that you list a fee called a "government fee or charge." This fee does not appear to have been added to the summary on page 6. Please explain the nature of the fee and provide quantitative information.

(2) Mining Activities, page 7

18. For each of Aqua Mining and Angel Jade, please provide the specific amounts of minerals that have been mined to date, describe any sales of the products, and disclose any revenues generated from such sales.

Aqua Mining, page 8

19. We note your disclosure that you are negotiating two mine sites that will come into operation in the coming months. Please revise to state the progress of the negotiations and operations.

20. Please revise to make clear that Mr. Appo is a director of Aqua Mining rather than the company.

Employees, page 10

21. We note your disclosure that you have eight full time employees. Please tell us whether this includes the employees at the micro-lending and mining subsidiaries. In addition, please describe whether employees are separated between the two segments or whether both segments are managed together.

Risk Factors

22. Please create two subsections for micro-lending and mining, and separate your risk disclosure into the appropriate subsection.

Risks Related to Our Company and Business

Our ability to continue as a going concern is depending on our ability to commence operations, page 10

23. Please revise your disclosure here and in Item 1 to clearly state that your independent auditor has expressed substantial doubt as to your ability to continue as a going concern. In addition, please revise your disclosure in Item 1 to provide your recent financial results.

Risks Relating to Our Common Stock

We may in the future issuance [sic] additional shares of our common stock…", page 14

24. Please revise this section to state whether you currently have any plans, arrangements or understandings to issue additional shares of common stock. Please revise your discussion of the preferred stock in the next paragraph to include similar disclosure.

Critical Accounting Policies and Estimates

Unconsolidated Joint Ventures, page 20

25. We note your disclosure on page 4 that on May 26, 2014, your completed the acquisition of 49% of common stock of Aqua Mining Limited. Please tell us and revise your next submission to explain how you accounted for this acquisition and where it is presented in your financial statements. Please also include a copy of the executed purchase agreement as an exhibit in your next submission.

26. We note on page 7 that on February 28, 2014 you entered into a joint venture agreement with the holders of alluvial gold mining leases of Mining Leases ML296-301 and ML278 covering approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea for alluvial gold mining operations. We further note from your disclosure in Note 3 on page F-12 that you accounted for this joint venture under the equity method. Please tell us how you considered the guidance in ASC 323-10 as well as in ASC 810 in reaching this conclusion.

27. We note that in the list of exhibits on page 34, Exhibit 10.8 is described as Joint Venture Agreement, dated February 28, 2014, between the Company and leaseholders. However, the filed agreement is dated February 14, 2014 and is between Five Arrows Limited and leaseholders. Please include a copy of the joint venture agreement dated February 28, 2014 in your next amendment.

Item 3. Properties, page 20

28. We note your disclosure that you own a building that is located on property owned by James Koitamara. Please explain to us the relationship, if any, between Mr. Koitamara and the company. In addition, we note that you have been provided office space by your corporate counsel, but that you do not pay for use of the space. Please provide more information with respect to this arrangement, including the location of the space and the consideration that your counsel receives in return for use of the space. Please file as exhibits any formal agreements related to this arrangement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

29. Please revise to make clear that, if true, the share amounts in this table relate to common stock.

30. We note your disclosure that Warren Sheppard owns 94.4% of the shares. We note further that you indicate in footnote 7 that Mr. Sheppard is the sole owner of the Five Arrows shares. However, you attribute the shares held by Five Arrows and Cavenagh Capital to Richard N. Wilson. Please advise. Finally, please explain why the shares held by the 5% shareholders total more than 100%.

Item 5. Directors and Executive Officers

Significant Employees, page 26

31. Please tell us how you determined that Ms. Rose and Mr. Appo should not be included as named executive officers, and please tell us whether they were included in the eight-employee count of the company. Please refer to Instruction 2 of Item 402(m)(2) of Regulation S-K.

Market Price of and Dividends …, page 29

32. Noting the significant range in prices during the last five quarters, supplementally advise the staff if any sales have been made during that period by any of the beneficial owners listed on page 5. If any were made, provide the staff with details.

Description of Securities to be registered, page 31

33. We note the disclosure that 59,397,485 shares are outstanding at February 10, 2015. The Balance Sheet on page F-2 indicates 53,837,485 outstanding at September 30, 2014. Please revise page 30 under Recent Sales to disclose all post September 30, 2014 issuances to reconcile these amounts outstanding.

<u>Warrants and Options, page 31</u>

34. Revise page 30 under Recent Sales to disclose this issuance and provide details of the Agreement referenced. In addition, file the Agreement as an exhibit.

<u>Consolidated Balance Sheets, page F-2</u>

35. We note that you issued a $500,000 promissory note related to your acquisition of Instacash which was due February 28, 2015. Please revise your next submission and tell us why this was not reported as a liability on your balance sheet as of September 30, 2013 or September 30, 2014 or discussed in the debt section of your notes to the consolidated financial statements. In addition, please tell us the impact a default on this note will have on your ownership status of Instacash.

36. We note on page F-6 that you determined the implied goodwill from the acquisition of Instacash to be $870,951. We also note your disclosure that of this amount $370,951 was recorded as amortization of debt discount in the year ended September 30, 2014. We further note that you did not record any goodwill of the remaining amount of $500,000 as the promissory note had not been paid and was considered it a deferred payment contract. Please provide us a comprehensive explanation for your accounting of this transaction including the authoritative accounting guidance relied upon, including that in ASC 805-30.

37. We also note that the Promissory Note included as Exhibit 10.10 references a Stock Purchase Agreement between you and Instacash Pty Ltd. Please include a copy of the executed agreement as an Exhibit in your next amendment.

<u>Note 2 – Summary of Significant Accounting Policies, page F-7</u>

38. Please revise your next submission to include all your accounting policies related to loans made through your micro-lending business and provide all the disclosures required by ASC 310.

<u>Note 10 – Entities, page F-16</u>

39. We note your disclosure that for your acquisition of Instacash Pty Ltd and for the Joint Venture Agreement with the Leaseholders of mines located at Koranga, Papua New Guinea, you determined the fair value of the consideration paid based on the par value of common stock issued. Please tell us the authoritative accounting guidance you relied upon in concluding that par value was an appropriate determinant of fair value of the consideration for these transactions.

Note 12 – Subsequent Events, page F-17

40. In your next submission, please revise to include all subsequent events until the date through which subsequent events have been evaluated, based on the guidance in ASC 855-10. We note, for instance, that you completed the acquisition of 51% of common stock of Angel Jade on December 10, 2014, but did not note any disclosure in the financial statement footnotes as required by ASC 805-10-50-1(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Amit Pande, Branch Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Jonathan McGee
        McGee Law Firm LLC